Exhibit 99.1

Yiren Digital Reports First Quarter 2024 Financial Results

BEIJING – June 21, 2024 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in China, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Operational Highlights

Financial Services Business

●	Total loans facilitated in the first quarter of 2024 reached RMB11.9 billion (US$1.6 billion), representing an increase of 2.3% from RMB11.6 billion in the fourth quarter of 2023 and compared to RMB6.4 billion in the same period of 2023.

●	Cumulative number of borrowers served reached 9,978,280 as of March 31, 2024, representing an increase of 7.3% from 9,295,666 as of December 31, 2023 and compared to 7,582,435 as of March 31, 2023.

●	Number of borrowers served in the first quarter of 2024 was 1,352,200, representing a decrease of 1.4% from 1,371,501 in the fourth quarter of 2023 and compared to 872,235 in the same period of 2023. The slight decrease was due to seasonable reasons and the ongoing optimization of customer mix.

●	Outstanding balance of performing loans facilitated reached RMB20.2 billion (US$2.8 billion) as of March 31, 2024, representing an increase of 10.4% from RMB18.3 billion as of December 31, 2023 and compared to RMB11.1 billion as of March 31, 2023.

Insurance Brokerage Business

●	Cumulative number of insurance clients served reached 1,343,660 as of March 31, 2024, representing an increase of 4.7% from 1,283,102 as of December 31, 2023 and compared to 1,007,238 as of March 31, 2023.

●	Number of insurance clients served in the first quarter of 2024 was 73,687, representing a decrease of 28.1% from 102,556 in the fourth quarter of 2023 and compared to 80,856 in the same period of 2023. The decrease was primarily due to the decline in life insurance volume resulting from product changes required by new regulations.

●	Gross written premiums in the first quarter of 2024 were RMB912.4 million (US$126.4 million), representing a decrease of 24.5% from RMB1,208.7 million in the fourth quarter of 2023 and compared to RMB923.4 million in the same period of 2023. The decrease was mainly attributed to the declined life insurance volume resulting from product changes required by new regulations.

Consumption and Lifestyle Business

●	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB625.1 million (US$86.6 million) in the first quarter of 2024, representing a decrease of 9.8% from RMB692.7 million in the fourth quarter of 2023 and compared to RMB308.6 million in the same period of 2023. The decrease was mainly due to seasonal reasons. As the penetration of our consumption and lifestyle products and services further grows in the existing customer pool, the growth rate of this segment is expected to gradually normalize, aligning with the growth pace of our other business segments

“We are pleased to report another solid quarter, with stable growth in our top line and overall business scale during a traditional off-season in the industry, while maintaining healthy profitability,” said Mr. Ning Tang, Chairman and Chief Executive Officer.

“We are also excited to announce that our 'AI Lab' initiative has begun to yield early results, as AI integration continues to permeate all aspects of our operations. Our AI strategy is structured in three comprehensive phases: firstly, empowering existing business; secondly, building advanced AI capabilities and ecosystem; and lastly, for the long-term goal, exploring future AI commercialization. It is not a sudden shift in business direction but a solid, step-by-step approach to upgrading and sharpening our core competitive strengths that we’ve built over the past decade of operations.”

“In the first quarter of 2024, our total revenue reached RMB1.4 billion, marking a 40% increase year-over-year. We generated approximately RMB632 million in net cash from operations during this quarter, reflecting a 62% increase from the previous year,” Ms. Na Mei, Chief Financial Officer commented.“Our balance sheet remained robust with RMB5.9 billion in cash and equivalents as of the end of this quarter. We allocated USD2.1 million to repurchase shares in the public market in the first quarter of this year, bringing our total deployment for the share repurchase program to USD9.5 million by March 31, 2024.”

First Quarter 2024 Financial Results

Total net revenue in the first quarter of 2024 was RMB1,378.1 million (US$190.9 million), representing an increase of 39.7% from RMB986.3 million in the first quarter of 2023. Particularly, in the first quarter of 2024, revenue from financial services business was RMB738.1 million (US$102.2 million), representing an increase of 52.5% from RMB483.9 million in the same period of 2023. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB124.9 million (US$17.3 million), representing a decrease of 36.4% from RMB196.4 million in the first quarter of 2023. The decrease was due to declined sales of life insurance attributed to product changes required by new regulations. Revenue from consumption and lifestyle business and others was RMB515.0 million (US$71.3 million), representing an increase of 68.3% from RMB306.1 million in the first quarter of 2023. The increase was primarily attributed to the continuous growth in gross merchandise volume generated through our e-commerce platform, as the service and product penetration grows in the expanding base of paying customers.

Sales and marketing expenses in the first quarter of 2024 were RMB277.2 million (US$38.4 million), compared to RMB106.2 million in the same period of 2023. The increase was primarily driven by the swift growth of our financial services segment and enhanced marketing endeavors focused on attracting new, high-caliber customers while optimizing our customer composition.

Origination, servicing and other operating costs in the first quarter of 2024 were RMB233.3 million (US$32.3 million), compared to RMB199.7 million in the same period of 2023. The increase was due to the rapid growth of our financial services business as well as property insurance business.

Research and development expenses1 in the first quarter of 2024 were RMB40.5 million (US$5.6 million), compared to RMB29.2 million in the same period of 2023. The increase was mainly attributed to our ongoing investment in AI upgrades and technological innovations.

General and administrative expenses in the first quarter of 2024 were RMB83.7 million (US$11.6 million), compared to RMB63.4 million in the same period of 2023. The increase was primarily due to adjustments in personnel and the introduction of additional incentives.

Allowance for contract assets, receivables and others in the first quarter of 2024 was RMB102.3 million (US$14.2 million), compared to RMB39.4 million in the same period of 2023. The increase was primarily attributed to the growing volume of loans facilitated.

Provision for contingent liabilities in the first quarter of 2024 was RMB67.3 million (US$9.3 million), compared to RMB5.5 million in the same period of 2023. The increase was mainly attributed to a higher volume of loans facilitated under our risk-taking model2.

Income tax expense in the first quarter of 2024 was RMB131.8 million (US$18.3 million).

Net income in the first quarter of 2024 was RMB485.9 million (US$67.3 million), as compared to RMB427.2 million in the same period in 2023. The increase was primarily due to the robust growth of our financial services business and the expansion of our consumption and lifestyle business scale.

1 Research and development expenses have been segregated from general and administrative expenses and restated for historical periods to better reflect the Company’s cost and expense structure.

2 The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

Adjusted EBITDA3 (non-GAAP) in the first quarter of 2024 was RMB593.0 million (US$82.1 million), compared to RMB539.3 million in the same period of 2023.

Basic and diluted income per ADS in the first quarter of 2024 were RMB5.6 (US$0.8) and RMB5.5 (US$0.8) respectively, compared to a basic income per ADS of RMB4.8 and a diluted income per ADS of RMB4.7 in the same period of 2023.

Net cash generated from operating activities in the first quarter of 2024 was RMB631.7 million (US$87.5 million), compared to RMB390.3 million in the same period of 2023.

Net cash used in investing activities in the first quarter of 2024 was RMB683.7 million (US$94.7 million), compared to RMB774.3 million provided by investing activities in the same period of 2023.

Net cash used in financing activities in the first quarter of 2024 was RMB14.8 million (US$2.0 million), compared to RMB392.8 million in the same period of 2023.

As of March 31, 2024, cash and cash equivalents were RMB5,904.0 million (US$817.7 million), compared to RMB5,791.3 million as of December 31, 2023. As of March 31, 2024, the balance of held-to-maturity investments was RMB10.4 million (US$1.4 million), unchanged from December 31, 2023. As of March 31, 2024, the balance of available-for-sale investments was RMB379.5 million (US$52.6 million), compared to RMB438.1 million as of December 31, 2023. As of March 31, 2024, the balance of trading securities was RMB78.0 million (US$10.8 million), compared to RMB76.1 million as of December 31, 2023.

Delinquency rates. As of March 31, 2024, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.9%, 1.6% and 1.4%, respectively, compared to 0.9%, 1.4% and 1.2%, respectively, as of December 31, 2023.

Cumulative M3+ net charge-off rates. As of March 31, 2024, the cumulative M3+ net charge-off rates for loans originated in 2021, 2022 and 2023 were 6.3%, 4.7% and 3.9%, respectively, as compared to 6.4%, 4.7% and 2.8%, respectively, as of December 31, 2023.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the second quarter of 2024 to be between RMB1.4 billion to RMB1.6 billion, with a healthy net profit margin.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

3 “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Recent Development

1) Board Composition Change

On June 17, 2024, Mr. Qing Li resigned from the board of directors of the Company (the “Board”) due to personal reasons. Mrs. Shuo Zheng was appointed by the Board as a director of the Company to succeed Mr. Qing Li. In addition, the Board has appointed Mrs. Zheng as (i) a member of the nominating and corporate governance committee, (ii) a member of the audit committee, (iii) a member of the compensation committee, and (iv) a member of the newly formed ESG (Environmental, Social, and Governance) committee of the Board. The director change became effective on June 17, 2024.

Mrs. Shuo Zheng has over 28 years of experience in financial control and regulatory compliance within both corporate and personal banking sectors. From June 2016 to July 2023, she had served as the Head of Regulatory Compliance and Branch Compliance at JPMorgan Chase Bank China. Prior to this, from August 2011 to June 2016, she was the Head of North Region Compliance and Approved Compliance Officer for Citibank Beijing branch. Ms. Zheng also held positions at China offices of Deutsche Bank, Standard Chartered Bank and HSBC from 1995 to 2011. Ms. Zheng holds a bachelor’s degree in finance from the Financial and Banking Institution of China, now part of the University of International Business and Economics, which she obtained in 1992. She also holds ACCA Certificates (Chinese version) and the Insurance Agent Sales Certificate.

The Board has determined that Mrs. Zheng satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

“On behalf of the Board, I would like to extend our gratitude to Mr. Qing Li for his years of contributions to Yiren Digital and wish him all the best in his future endeavors,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “We are also delighted to welcome Mrs. Zheng to the Board. We believe her extensive experience in financial control and regulatory compliance will add significant value to the Board and enhance the overall governance and management of our Company.”

2) Establishment of ESG Board Committee

As a strategic imperative that reflects our commitment to sustainable growth and responsible corporate governance, the Board has approved the establishment of an ESG (Environmental, Social, and Governance) Committee under the Board, consisting of Mr. Ning Tang as the committee chair, Mr. Hao Li and Mrs. Shuo Zheng as the committee members, effective June 17, 2024.

By creating this dedicated committee, the Company ensures that ESG considerations are embedded at the highest level of decision-making, aligning our operations with global best practices and stakeholder expectations. This committee will provide focused oversight on ESG matters, drive initiatives that mitigate environmental impact, promote social responsibility, and uphold strong governance standards.

Furthermore, this will enhance our transparency and accountability, attract socially conscious investors and foster long-term value creation for all stakeholders, positioning the Company as a leader in sustainability, ready to address the evolving challenges and opportunities in the industry.

3) Upgrade of Code of Business Conduct and Ethics

In line with our commitment to enhanced non-financial risk control and improved ESG efforts, the Company has amended and restated its Code of Business Conduct and Ethics (the “Code”) to incorporate ESG-related topics. The revised Code became effective on June 17, 2024 and is available on our IR website at https://ir.yiren.com/Committee-Composition.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate on March 29, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 7:30 a.m. U.S. Eastern Time on June 21, 2024 (or 7:30 p.m. Beijing/Hong Kong Time on June 21, 2024).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10189856/fcb1994da0

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=1RBjWm6O

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers’ financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yiren.com

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	USD
Net revenue:
Loan facilitation services	417,165	676,295	93,666
Post-origination services	6,316	1,772	245
Insurance brokerage services	196,358	124,926	17,302
Financing services	22,577	10,666	1,477
Electronic commerce services	242,858	502,936	69,656
Guarantee services	5,759	16,853	2,334
Others	95,310	44,636	6,182
Total net revenue	986,343	1,378,084	190,862
Operating costs and expenses:
Sales and marketing	106,212	277,223	38,395
Origination,servicing and other operating costs	199,745	233,270	32,308
Research and development	29,169	40,521	5,612
General and administrative	63,381	83,674	11,589
Allowance for contract assets, receivables and others	39,406	102,334	14,173
Provision for contingent liabilities	5,499	67,258	9,315
Total operating costs and expenses	443,412	804,280	111,392
Other income/(expenses):
Interest income, net	14,519	27,713	3,838
Fair value adjustments related to Consolidated ABFE	(11,203)	15,468	2,142
Others, net	3,589	677	95
Total other income	6,905	43,858	6,075
Income before provision for income taxes	549,836	617,662	85,545
Income tax expense	122,670	131,779	18,251
Net income	427,166	485,883	67,294

Weighted average number of ordinary shares outstanding, basic	177,782,059	174,282,443	174,282,443
Basic income per share	2.4028	2.7879	0.3861
Basic income per ADS	4.8056	5.5758	0.7722

Weighted average number of ordinary shares outstanding, diluted	180,180,975	176,202,571	176,202,571
Diluted income per share	2.3708	2.7575	0.3819
Diluted income per ADS	4.7416	5.5150	0.7638

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	390,307	631,743	87,495
Net cash provided by/(used in) investing activities	774,283	(683,697)	(94,691)
Net cash used in financing activities	(392,831)	(14,774)	(2,046)
Effect of foreign exchange rate changes	(181)	1,340	186
Net increase/(decrease) in cash, cash equivalents and restricted cash	771,578	(65,388)	(9,056)
Cash, cash equivalents and restricted cash, beginning of period	4,360,695	6,058,604	839,107
Cash, cash equivalents and restricted cash, end of period	5,132,273	5,993,216	830,051

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	USD
Cash and cash equivalents	5,791,333	5,903,995	817,694
Restricted cash	267,271	89,221	12,357
Trading securities	76,053	77,967	10,798
Accounts receivable	499,027	610,745	84,588
Guarantee receivable	2,890	36,787	5,095
Contract assets, net	978,051	994,116	137,683
Contract cost	32	18	2
Prepaid expenses and other assets	423,621	1,273,040	176,314
Loans at fair value	677,835	655,058	90,725
Financing receivables	116,164	73,383	10,163
Amounts due from related parties	820,181	726,991	100,687
Held-to-maturity investments	10,420	10,420	1,443
Available-for-sale investments	438,084	379,489	52,559
Property, equipment and software, net	79,158	77,777	10,772
Deferred tax assets	73,414	59,260	8,207
Right-of-use assets	23,382	18,758	2,598
Total assets	10,276,916	10,987,025	1,521,685
Accounts payable	30,902	41,484	5,745
Amounts due to related parties	14,414	1,122	155
Guarantee liabilities-stand ready	8,802	40,583	5,621
Guarantee liabilities-contingent	28,351	81,921	11,346
Deferred revenue	54,044	46,807	6,483
Payable to investors at fair value	445,762	445,762	61,737
Accrued expenses and other liabilities	1,463,369	1,595,052	220,912
Deferred tax liabilities	122,075	114,222	15,820
Lease liabilities	23,648	19,025	2,635
Total liabilities	2,191,367	2,385,978	330,454
Ordinary shares	130	130	18
Additional paid-in capital	5,171,232	5,172,942	716,444
Treasury stock	(94,851)	(109,444)	(15,158)
Accumulated other comprehensive income	23,669	66,671	9,234
Retained earnings	2,985,369	3,470,748	480,693
Total equity	8,085,549	8,601,047	1,191,231
Total liabilities and equity	10,276,916	10,987,025	1,521,685

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	6,420,213	11,910,367	1,649,567
Number of borrowers	872,235	1,352,200	1,352,200
Remaining principal of performing loans	11,129,221	20,156,161	2,791,596
Cumulative number of insurance clients	1,007,238	1,343,660	1,343,660
Number of insurance clients	80,856	73,687	73,687
Gross written premiums	923,382	912,431	126,370
First year premium	627,314	514,141	71,208
Renewal premium	296,068	398,290	55,162
Gross merchandise volume	308,567	625,120	86,578

Segment Information
Financial services business:
Revenue	483,873	738,117	102,228
Sales and marketing expenses	62,218	251,922	34,891
Origination, servicing and other operating costs	47,609	85,787	11,882
Allowance for contract assets, receivables and others	40,222	101,127	14,006
Provision for contingent liabilities	5,499	67,258	9,315

Insurance brokerage business:
Revenue	196,358	124,926	17,302
Sales and marketing expenses	2,289	3,565	494
Origination, servicing and other operating costs	133,617	136,883	18,958
Allowance for contract assets, receivables and others	12	1,012	140

Consumption & lifestyle business and others:
Revenue	306,112	515,041	71,332
Sales and marketing expenses	41,705	21,736	3,010
Origination, servicing and other operating costs	18,519	10,600	1,468
Allowance for contract assets, receivables and others	(479)	9	1

Reconciliation of Adjusted EBITDA
Net income	427,166	485,883	67,294
Interest income, net	(14,519)	(27,713)	(3,838)
Income tax expense	122,670	131,779	18,251
Depreciation and amortization	1,868	1,892	262
Share-based compensation	2,089	1,207	167
Adjusted EBITDA	539,274	593,048	82,136
Adjusted EBITDA margin	54.7%	43.0%	43.0%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
December 31, 2023	0.9%	1.4%	1.2%
March 31, 2024	0.9%	1.6%	1.4%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of March 31, 2024	Total Net Charge- Off Rate as of March 31, 2024
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	384,442	11.2%
2020	9,614,819	734,218	7.6%
2021	23,195,224	1,451,220	6.3%
2022	22,623,101	1,059,319	4.7%
2023	36,036,301	1,396,260	3.9%

Loan Issued	M3+ Net Charge-Off Rate
Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.3%	7.8%	7.9%	7.9%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.6%	8.1%	8.2%	8.3%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.9%	8.9%	8.8%	8.7%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.1%	7.4%	7.6%	7.6%	7.5%	7.5%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.7%	7.0%	7.2%	7.3%	7.2%	7.1%	7.0%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.7%	6.8%	6.7%	6.6%	6.5%
2021Q3	0.5%	3.1%	5.0%	5.9%	6.3%	6.4%	6.4%	6.3%	6.2%
2021Q4	0.6%	3.2%	4.6%	5.3%	5.4%	5.4%	5.3%	5.2%
2022Q1	0.6%	2.5%	3.8%	4.5%	4.5%	4.4%	4.3%
2022Q2	0.4%	2.2%	3.6%	4.1%	4.2%	4.1%
2022Q3	0.5%	2.7%	4.1%	4.7%	4.8%
2022Q4	0.6%	3.0%	4.6%	5.4%
2023Q1	0.5%	3.1%	4.9%
2023Q2	0.5%	3.2%
2023Q3	0.7%